SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. ) [1]

Eargo, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

270087109
(CUSIP Number)

Ben Yip	Peng Yu, Esq.
Nan Fung Trinity (HK) Limited	Ropes & Gray LLP
Room 1701-1707 Nan Fung Tower 88 Connaught Road C & 173 Des Voeux Road Central, Hong Kong Tel. +852 3106 7898	44th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong Tel: +852 3664 6488
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    [   ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 270087109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) Nan Fung Group Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,886,724*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,886,724*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,886,724*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		7.7%**
14.	TYPE OF REPORTING PERSON		CO

* Consists of 222,222 shares of Common Stock directly held by Permwell Management Limited and 2,664,502 shares of Common Stock directly held by Pivotal Alpha Limited.  See Item 2(a) of this Schedule 13D.
** Based on 37,506,483 shares of Common Stock outstanding following the completion of the Issuer’s initial public offering on October 20, 2020, and giving effect to the underwriters’ exercise in full of the over-allotment option for such initial public offering, as reported in the Issuer’s Prospectus on Form 424B4 dated October 15, 2020 and filed with the Securities and Exchange Commission on October 19, 2020.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) NF Investment Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BYEACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,886,724*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,886,724*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,886,724*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		7.7%**
14.	TYPE OF REPORTING PERSON		CO

* Consists of 222,222 shares of Common Stock directly held by Permwell Management Limited and 2,664,502 shares of Common Stock directly held by Pivotal Alpha Limited.  See Item 2(a) of this Schedule 13D.
** Based on 37,506,483 shares of Common Stock outstanding following the completion of the Issuer’s initial public offering on October 20, 2020, and giving effect to the underwriters’ exercise in full of the over-allotment option for such initial public offering, as reported in the Issuer’s Prospectus on Form 424B4 dated October 15, 2020 and filed with the Securities and Exchange Commission on October 19, 2020.

CUSIP No. 270087109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) Permwell Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	222,222
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	222,222
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		222,222
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.6%*
14.	TYPE OF REPORTING PERSON		CO

* Based on 37,506,483 shares of Common Stock outstanding following the completion of the Issuer’s initial public offering on October 20, 2020, and giving effect to the underwriters’ exercise in full of the over-allotment option for such initial public offering, as reported in the Issuer’s Prospectus on Form 424B4 dated October 15, 2020 and filed with the Securities and Exchange Commission on October 19, 2020.

CUSIP No. 270087109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) Grand Epoch Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,664,502*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,664,502*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,664,502*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		7.1%**
14.	TYPE OF REPORTING PERSON		CO

* Shares directly held by Pivotal Alpha Limited.  See Item 2(a) of this Schedule 13D.
** Based on 37,506,483 shares of Common Stock outstanding following the completion of the Issuer’s initial public offering on October 20, 2020, and giving effect to the underwriters’ exercise in full of the over-allotment option for such initial public offering, as reported in the Issuer’s Prospectus on Form 424B4 dated October 15, 2020 and filed with the Securities and Exchange Commission on October 19, 2020.

CUSIP No. 270087109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) Eternal Sky Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,664,502*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,664,502*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,664,502*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		7.1%**
14.	TYPE OF REPORTING PERSON		CO

* Shares directly held by Pivotal Alpha Limited.  See Item 2(a) of this Schedule 13D.
** Based on 37,506,483 shares of Common Stock outstanding following the completion of the Issuer’s initial public offering on October 20, 2020, and giving effect to the underwriters’ exercise in full of the over-allotment option for such initial public offering, as reported in the Issuer’s Prospectus on Form 424B4 dated October 15, 2020 and filed with the Securities and Exchange Commission on October 19, 2020.

CUSIP No. 270087109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) Pivotal Alpha Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,664,502
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,664,502
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,664,502
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		7.1%*
14.	TYPE OF REPORTING PERSON		CO

* Based on 37,506,483 shares of Common Stock outstanding following the completion of the Issuer’s initial public offering on October 20, 2020, and giving effect to the underwriters’ exercise in full of the over-allotment option for such initial public offering, as reported in the Issuer’s Prospectus on Form 424B4 dated October 15, 2020 and filed with the Securities and Exchange Commission on October 19, 2020.

CUSIP No. 270087109

SCHEDULE 13D

Item 1.     Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Eargo, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1600 Technology Drive, 6th floor, San Jose, CA  95110.
Item 2.     Identity and Background.
(a)  This Schedule 13D is being filed on behalf of each of the following persons (each, a “Reporting Person”) pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

(i) Nan Fung Group Holdings Limited (“NFGHL”)
(ii) NF Investment Holdings Limited (“NFIHL”)
(iii) Permwell Management Limited (“Permwell”)
(iv) Grand Epoch Holdings Limited (“Grand Epoch”)
(v) Eternal Sky Holdings Limited (“Eternal Sky”)
(vi) Pivotal Alpha Limited (“Pivotal Alpha”)

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.  The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is Exhibit A to this Schedule 13D.

The securities of the Issuer reported herein are directly held by Pivotal Alpha and Permwell.  Pivotal Alpha is wholly-owned by Eternal Sky, which is wholly-owned by Grand Epoch. Grand Epoch and Permwell are both wholly-owned by NFIHL, which is wholly-owned by NFGHL. The members of the Executive Committee of NFGHL make investment decisions with respect to the securities of the Issuer held by Pivotal Alpha and Permwell. Mr. Kam Chung Leung, Mr. Frank Kai Shui Seto, Mr. Vincent Sai Sing Cheung, Mr. Pui Kuen Cheung, Mr. Kin Ho Kwok, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao and Mr. Chun Wai Nelson Tang are the members of the Executive Committee of NFGHL. Pivotal Alpha, Eternal Sky and Grand Epoch each disclaims beneficial ownership of the securities reported herein as beneficially owned by Permwell and Permwell disclaims beneficial ownership of the securities reported herein as beneficially owned by Pivotal Alpha, Eternal Sky and Grand Epoch.

(b)-(c)  The principal business of Permwell is to make investments. The principal business of each of NFGHL, NFIHL, Grand Epoch, Eternal Sky and Pivotal Alpha is investment holding. The principal business of the members of the Executive Committee of NFGHL is to manage and make decisions with respect to such investments.  The principal business address of NFGHL, Permwell, Pivotal Alpha and the individuals named in this Item 2 is 23rd Floor, Nan Fung Tower, 88 Connaught Road Central and 173 Des Voeux Road Central, Central, Hong Kong. The registered office address of NFIHL, Grand Epoch and Eternal Sky is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(d)–(e)  During the last five years, none of the Reporting Persons or individuals named in this Item 2 has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Pivotal Alpha, Eternal Sky, Grand Epoch, NFIHL and NFGHL are incorporated in the British Virgin Islands.  Permwell is incorporated in the Cayman Islands.  Mr. Kam Chung Leung, Mr. Pui Kuen Cheung, Mr. Kin Ho Kwok,  Mr. Meng Gao and Mr. Chun Wai Nelson Tang are citizens of the Hong Kong Special Administrative Region of the People’s Republic of China.  Mr. Frank Kai Shui Seto is a citizen of Canada.  Mr. Vincent Sai Sing Cheung and Ms. Vanessa Tih Lin Cheung are citizens of the United Kingdom.

CUSIP No. 270087109

Item 3.     Source and Amount of Funds or Other Consideration.
Pursuant to a stock purchase agreement with the Issuer, in October 2017 Pivotal Alpha acquired 1,330,361 shares of Series C convertible preferred stock at $9.0201 per share.  Upon completion of the Issuer’s initial public offering on October 20, 2020 (the “IPO”) each share of Series C convertible preferred stock automatically converted into 1.118772093 shares of Common Stock. Pursuant to a stock purchase agreement with the Issuer, in December 2018 Pivotal Alpha acquired 261,701 shares of Series D convertible preferred stock at $13.374 per share.  Upon completion of the IPO each share of Series D convertible preferred stock automatically converted into 1.246748888 shares of Common Stock.  Pursuant to a convertible note purchase agreement with the Issuer, in March 2020 Pivotal Alpha acquired a convertible promissory note in the principal amount of $1,412,114.42 (the “Series E Note”). The Series E Note accrued interest at a rate of 6% per year and was redeemed and the aggregate principal amount and accrued interest on the Series E Note automatically converted into 260,201 shares of Series E convertible preferred stock at a conversion price of $5.427 per share upon the initial closing of the Issuer’s Series E convertible preferred stock financing in July 2020.  Pursuant to a stock purchase agreement with the Issuer, in July 2020 Pivotal Alpha acquired 589,657 shares of Series E convertible preferred stock at $6.7836 per share.  Upon completion of the IPO each share of Series E convertible preferred stock automatically converted into one share of Common Stock. The source of funds for the purchases described in this paragraph was the working capital of Pivotal Alpha.
Also on October 20, 2020, Permwell purchased 222,222 shares of Common Stock from the Issuer at the IPO price of $18.00 per share. The source of funds for such purchase was the working capital of Permwell.

Item 4.     Purpose of Transaction.
The Reporting Persons acquired the Common Stock reported herein for investment purposes. Peter Bisgaard, who is a Managing Director of Nan Fung Life Sciences and a Managing Partner of Pivotal Bioventure Partners LLC (both affiliates of the Reporting Persons), is a member of the Issuer’s Board of Directors.  Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.
The Reporting Persons may change their present intentions at any time and therefore reserve their right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment.  The Reporting Persons further reserve the right to increase, decrease or eliminate their investment in the Issuer, or take any other action relative thereto, in all cases as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer, including the Lock-up Agreement described in Item 6 below.  Following the expiration of Pivotal Alpha’s obligations under such Lock-up Agreement, Pivotal Alpha and Permwell may determine to dispose of some or all of the Common Stock held by them. Peter Bisgaard may resign as a director of the Issuer.

CUSIP No. 270087109

Item 5.     Interest in Securities of the Issuer.

(a) – (b)     The information requested by this paragraph is incorporated herein by reference to the cover pages to this Schedule 13D and Item 2(a).

In addition, Peter Bisgaard directly beneficially owns (i) 41,969 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding, and (ii) an option to purchase 6,666 shares of Common Stock at an exercise price of $18.00 per share, which stock option shall vest and become exercisable with respect to one-twelfth of the shares subject to the stock option on each monthly anniversary of October 15, 2020 (the "Vesting Start Date") until all of the shares subject to the stock option have vested and became exercisable on the first anniversary of the Vesting Start Date, so long as the Reporting Person remains an employee, consultant, director or officer of the Issuer through each such date, and expires on October 14, 2030.  Mr. Bisgaard disclaims beneficial ownership of all securities reported as beneficially owned by the Reporting Persons, except to the extent of his pecuniary interest, if any, therein.

(c)  Except as described in this statement, the Reporting Persons have not effected any transactions in the securities of the Issuer during the past 60 days.

(d)  Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the Common Stock owned by the Reporting Persons.

(e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In accordance with the terms of the Underwriters’ Agreement relating to the IPO, Pivotal Alpha entered into a Lock-up Agreement pursuant to which Pivotal Alpha agreed, with certain limited exceptions, that without first obtaining the written consent of  J.P. Morgan Securities LLC and BofA Securities, Inc. on behalf of the Underwriters, during the period ending at the close of business on the 180th day after the date of the final prospectus relating to the IPO it will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by Pivotal Alpha) (collectively, the “Lock-Up Securities”), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or any other Lock-Up Securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities.

Pursuant to the terms of an Amended and Restated Investors’ Rights Agreement with the Issuer, upon the completion of the IPO and subject to the Lock-Up Agreements described above and federal securities laws, Pivotal Alpha became entitled to certain customary registration rights with respect to the Common Stock issued upon the conversion of the convertible preferred stock referred to in Item 3 above.

Item 7.     Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

CUSIP No. 270087109

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 29, 2020

NAN FUNG GROUP HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson & Cheung Vincent Sai Sing
Name:	Tang Chun Wai Nelson & Cheung Vincent Sai Sing
Title:	Directors

NF INVESTMENT HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson & Yuen Yui Wing
Name:	Tang Chun Wai Nelson & Yuen Yui Wing
Title:	Directors

PERMWELL MANAGEMENT LIMITED

By:	/s/ Tang Chun Wai Nelson & Yuen Yui Wing
Name:	Tang Chun Wai Nelson & Yuen Yui Wing
Title:	Directors

GRAND EPOCH HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson & Yuen Yui Wing
Name:	Tang Chun Wai Nelson & Yuen Yui Wing
Title:	Directors

ETERNAL SKY HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson & Yuen Yui Wing
Name:	Tang Chun Wai Nelson & Yuen Yui Wing
Title:	Directors

PIVOTAL ALPHA LIMITED

By:	/s/ Tang Chun Wai Nelson & Yuen Yui Wing
Name:	Tang Chun Wai Nelson & Yuen Yui Wing
Title:	Directors

CUSIP No. 270087109

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D
______________________________

The undersigned hereby agree that the statement on Schedule 13D, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  October 29, 2020

NAN FUNG GROUP HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson & Cheung Vincent Sai Sing
Name:	Tang Chun Wai Nelson & Cheung Vincent Sai Sing
Title:	Directors

NF INVESTMENT HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson & Yuen Yui Wing
Name:	Tang Chun Wai Nelson & Yuen Yui Wing
Title:	Directors

PERMWELL MANAGEMENT LIMITED

By:	/s/ Tang Chun Wai Nelson & Yuen Yui Wing
Name:	Tang Chun Wai Nelson & Yuen Yui Wing
Title:	Directors

GRAND EPOCH HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson & Yuen Yui Wing
Name:	Tang Chun Wai Nelson & Yuen Yui Wing
Title:	Directors

ETERNAL SKY HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson & Yuen Yui Wing
Name:	Tang Chun Wai Nelson & Yuen Yui Wing
Title:	Directors

PIVOTAL ALPHA LIMITED

By:	/s/ Tang Chun Wai Nelson & Yuen Yui Wing
Name:	Tang Chun Wai Nelson & Yuen Yui Wing
Title:	Directors